HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2017 and 2016

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2017, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three and nine months ended September 30, 2017, based on information available to management as of November 9, 2017.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2017	2016	Change	2017	2016	Change
Revenues	1,511	1,693	(10.8%)	4,518	4,898	(7.8%)
Purchased power	675	870	(22.4%)	2,213	2,569	(13.9%)
Revenues, net of purchased power[1]	836	823	1.6%	2,305	2,329	(1.0%)
Operation, maintenance and administration costs	252	258	(2.3%)	784	760	3.2%
Depreciation and amortization	207	189	9.5%	597	568	5.1%
Financing charges	104	98	6.1%	310	291	6.5%
Income tax expense	31	43	(27.9%)	79	107	(26.2%)
Net income attributable to common shareholder of Hydro One	241	233	3.4%	531	599	(11.4%)

Basic earnings per common share (EPS)	$1,694	$1,638	3.4%	$3,733	$4,211	(11.4%)
Diluted EPS	$1,694	$1,638	3.4%	$3,733	$4,211	(11.4%)

Net cash from operating activities	432	535	(19.3%)	1,157	1,187	(2.5%)
Funds from operations (FFO)[1]	412	428	(3.7%)	1,198	1,149	4.3%

Capital investments	378	422	(10.4%)	1,128	1,216	(7.2%)
Assets placed in-service	292	382	(23.6%)	849	900	(5.7%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,857	22,991	(9.3%)	19,801	21,115	(6.2%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,226	6,621	(6.0%)	19,046	19,784	(3.7%)

	2017	2016
Debt to capitalization ratio[2]	53.5%	52.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and Revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at September 30, 2017 and December 31, 2016, and has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to non-controlling interest.

OVERVIEW

For the nine months ended September 30, 2017, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	52%	48%	—%

At September 30, 2017, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	52%	36%	12%

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the quarter ended September 30, 2017 of $241 million is an increase of $8 million or 3.4% from the prior year. Significant influences on net income included:

•
milder weather in 2017 resulted in a decrease in transmission revenues, mainly due to lower average Ontario peak demand, and a decrease in distribution revenues due to lower energy consumption. Transmission and distribution revenues were also impacted by a reduction in the 2017 allowed regulated return on equity (ROE) from 9.19% to 8.78%;

•
higher transmission revenues driven by Ontario Energy Board's (OEB) decision on the 2017-2018 transmission rates filing, including higher disposition of certain OEB-approved variance accounts, higher export service credits, and higher rate revenues;

•	lower operation, maintenance and administration (OM&A) costs primarily resulting from reduced vegetation management costs;

•	higher depreciation expense due to an increase in rate base; and

•
increased financing charges primarily due to a higher weighted average long-term debt portfolio during the third quarter of 2017 compared to the third quarter of 2016, including long-term debt assumed as part of the Hydro One Sault Ste. Marie acquisition in the fourth quarter of 2016.

Net income attributable to common shareholder for the nine months ended September 30, 2017 of $531 million is a decrease of $68 million or 11.4% from the prior year. In addition to factors noted above, net income for the nine months ended September 30, 2017 was also impacted by the following:

•
lower bad debt expense in 2016 due to revised estimates of uncollectible accounts resulting from the stabilization of the customer information system (excluding this adjustment in 2016, the bad debt expense was relatively flat year-over-year); and

•	higher consulting costs primarily related to strategy development and higher corporate management costs in the first quarter of 2017.

Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2017	2016	Change	2017	2016	Change
Transmission	471	444	6.1%	1,201	1,211	(0.8%)
Distribution	1,040	1,249	(16.7%)	3,317	3,687	(10.0%)
Total revenues	1,511	1,693	(10.8%)	4,518	4,898	(7.8%)

Transmission	471	444	6.1%	1,201	1,211	(0.8%)
Distribution, net of purchased power	365	379	(3.7%)	1,104	1,118	(1.3%)
Total revenues, net of purchased power	836	823	1.6%	2,305	2,329	(1.0%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,857	22,991	(9.3%)	19,801	21,115	(6.2%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,226	6,621	(6.0%)	19,046	19,784	(3.7%)

Transmission Revenues

Transmission revenues increased by 6.1% for the third quarter primarily due to the following:

•
higher revenues driven by the OEB's decision on the 2017-2018 transmission rates filing, including higher disposition of certain OEB-approved variance accounts, higher export service credits, and higher rate revenues; and

•	additional revenues resulting from the acquisition of Hydro One Sault Ste. Marie in the fourth quarter of 2016; partially offset by

•	lower average monthly Ontario 60-minute peak demand mainly due to milder weather in 2017; and

•	decreased OEB-approved transmission rates primarily reflecting a reduction in 2017 allowed ROE for the transmission business from 9.19% to 8.78%.

The decrease in transmission revenues for the nine months ended September 30, 2017 of 0.8% was mainly the result of similar factors as noted above, with lower peak demand and transmission rates more than offsetting increased revenues driven by the OEB's decision on the 2017-2018 transmission rates filing and the acquisition of Hydro One Sault Ste. Marie.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power, decreased by 3.7% and 1.3% for the third quarter and nine months ended September 30, 2017, respectively. During the third quarter and year-to-date, lower energy consumption resulting from milder weather in 2017 was partially offset by increased OEB-approved distribution rates for 2017, net of a reduction in 2017 allowed ROE for the distribution business from 9.19% to 8.78%.

OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	Change	2017	2016	Change
Transmission	98	97	1.0%	307	295	4.1%
Distribution	151	162	(6.8%)	452	451	0.2%
Other	3	(1)	400.0%	25	14	78.6%
	252	258	(2.3%)	784	760	3.2%

Transmission OM&A Costs

Transmission OM&A costs for the quarter ended September 30, 2017 were comparable to prior year, and were impacted by:

•	lower support services costs;

•	lower volume of vegetation management work; and

•	higher volume of stations and overhead maintenance work due to increased demand.

The increase of 4.1% for the nine months ended September 30, 2017, was primarily due to:

•	additional OM&A costs resulting from the acquisition of Hydro One Sault Ste. Marie in the fourth quarter of 2016; and

•	higher volume of environmental management program work; partially offset by

•	lower volume of vegetation management work.

Distribution OM&A Costs

The decrease of 6.8% in distribution OM&A costs for the quarter ended September 30, 2017 was primarily due to:

•	lower volume of vegetation management work;

•	lower consulting costs; and

•	lower support services costs; partially offset by

•
increased storm restoration costs as a result of Hurricane Irma restoration efforts in Florida. These restoration efforts had no impact on the Company's net income, as related revenues were recorded in distribution revenues during the quarter.

Distribution OM&A costs for the nine months ended September 30, 2017 were comparable to prior year, and were primarily impacted by:

•
lower bad debt expense in 2016 due to revised estimates of uncollectible accounts as a result of stabilization of the customer information system (excluding this adjustment in 2016, bad debt expense would have been relatively flat year-over-year);

•
increased storm restoration costs as a result of Hurricane Irma restoration efforts in Florida. These restoration efforts had no impact on the Company's net income, as related revenues were recorded in distribution revenues during the quarter; and

•	lower volume of vegetation management work.

Other OM&A Costs

The increase in other OM&A costs for the nine months ended September 30, 2017 was mainly due to higher consulting costs primarily related to strategy development and higher corporate management costs in the first quarter of 2017.

Financing Charges

The increase of $6 million or 6.1% in financing charges for the third quarter of 2017 was primarily due to an increase in interest expense on long-term debt driven by a higher weighted average long-term debt portfolio during the third quarter of 2017, including the long-term debt assumed as part of the Hydro One Sault Ste. Marie acquisition in the fourth quarter of 2016; partially offset by a decrease in the weighted average interest rate for long-term debt;.

The increase of $19 million or 6.5% in financing charges for the nine months ended September 30, 2017 was the result of similar factors as noted above, and was partially offset by a decrease in interest expense on short-term notes payable mainly due to a lower weighted average balance in 2017, as well as a decrease in the weighted average interest rate for short-term notes.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Income Tax Expense

The effective tax rate for the three and nine months ended September 30, 2017 was 11.4% and 12.9%, respectively, compared to 15.5% and 15.1% for the three and nine months ended September 30, 2016, respectively. The decreases in income tax expense of $12 million and $28 million for the three and nine months ended September 30, 2017, respectively, were primarily due to lower income before taxes in 2017.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
(millions of dollars, except EPS and ratio)
Revenues	1,511	1,361	1,646	1,604	1,693	1,533	1,672	1,513
Purchased power	675	649	889	858	870	803	896	786
Revenues, net of purchased power	836	712	757	746	823	730	776	727
Net income to common shareholder	241	120	170	131	233	155	211	132

Basic and diluted EPS	$1,694	$844	$1,195	$921	$1,638	$1,086	$1,485	$1,036

Earnings coverage ratio[1]	2.5	2.6	2.7	2.8	2.8	2.7	2.6	2.7

[1]
Earnings coverage ratio has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholders of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends. The earnings coverage ratio for the twelve months ended September 30, 2015 was 2.9.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

Assets Placed In-service

The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	Change	2017	2016	Change
Transmission	120	224	(46.4%)	367	449	(18.3%)
Distribution	172	158	8.9%	482	451	6.9%
Total assets placed in-service	292	382	(23.6%)	849	900	(5.7%)

Transmission Assets Placed In-service

Transmission assets placed in-service decreased by $104 million or 46.4% during the third quarter of 2017 primarily due to the following:

•
substantial investments of two major local area supply projects, Guelph Area Transmission Refurbishment and Toronto Midtown Transmission Reinforcement, were placed in-service in the third quarter of 2016; and

•
a larger number of cumulative sustainment investments placed in-service in the third quarter of 2016, including the breaker replacement project at Richview transmission station, the asset replacement project at Gerrard transmission station, and the transformer replacement at Brant transmission station.

Transmission assets placed in-service decreased by $82 million or 18.3% during the nine months ended September 30, 2017 primarily due to factors noted above, partially offset by the following:

•
a larger number of cumulative sustainment investments that were placed in-service in the first half of 2017, including the asset replacement project at Aylmer transmission station and the station reconfiguration project at Goderich transmission station; and

•	the completion of the Field Workforce Optimization (Move-to-Mobile) project in June 2017.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Distribution Assets Placed In-service

Distribution assets placed in-service increased by $14 million or 8.9% during the third quarter of 2017 primarily due to the following:

•	the completion of the Outage Response Management System (ORMS) project in the third quarter of 2017;

•	higher volume of subdivision connections due to increased demand; and

•	higher volume of service equipment purchases; partially offset by

•	timing of distribution station refurbishments and spare transformer purchases.

Distribution assets placed in-service increased by $31 million or 6.9% during the nine months ended September 30, 2017 primarily due to the following:

•	the completion of the Move-to-Mobile project in June 2017;

•	the completion of an operation center in Bolton in February 2017;

•	the completion of the Outage Response Management System (ORMS) project in the third quarter of 2017;

•	higher volume of subdivision connections due to increased demand; and

•	higher volume of service equipment purchases; partially offset by

•	the Advanced Metering Infrastructure Wireless Telecom project was placed in-service during the first half of 2016; and

•	lower volume of fleet and work equipment purchases.

Capital Investments

The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	Change	2017	2016	Change
Transmission
Sustaining	189	180	5.0%	548	542	1.1%
Development	32	44	(27.3%)	108	123	(12.2%)
Other	19	17	11.8%	45	49	(8.2%)
	240	241	(0.4%)	701	714	(1.8%)
Distribution
Sustaining	63	96	(34.4%)	215	291	(26.1%)
Development	53	62	(14.5%)	162	152	6.6%
Other	22	23	(4.3%)	50	59	(15.3%)
	138	181	(23.8%)	427	502	(14.9%)

Total capital investments	378	422	(10.4%)	1,128	1,216	(7.2%)

Transmission Capital Investments

Transmission capital investments decreased by $1 million or 0.4% during the third quarter of 2017. Principal impacts on the levels of capital investments for the quarter included:

•	timing of work related to the Clarington Transmission Station project; and

•	lower volume of transmission station refurbishments and component replacements work; partially offset by

•	higher volume of overhead lines and component refurbishments and replacements.

Transmission capital investments decreased by $13 million or 1.8% during the nine months ended September 30, 2017. Principal impacts on the levels of capital investments included:

•	construction work on Clarington Transmission Station project is substantially complete;

•	lower volume of transmission station refurbishments and component replacements work; and

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects; partially offset by

•	timing and substantial completion of major development projects including the Holland, Hawthorne, and Leamington transmission stations; and

•	higher volume of overhead lines and component refurbishments and replacements.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Distribution Capital Investments

Distribution capital investments decreased by $43 million or 23.8% during the third quarter of 2017. Principal impacts on the levels of capital investments for the quarter included:

•	lower volume of work within station refurbishment programs;

•	lower volume of distribution lines sustainment work;

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects;

•	lower volume of work on storm damage and emergency power restorations; and

•	lower volume of wood pole replacements.

Distribution capital investments decreased by $75 million or 14.9% during the nine months ended September 30, 2017 primarily due to factors noted above, and were also impacted by

•	lower volume of work within station refurbishment programs;

•	lower volume of wood pole replacements;

•	lower volume of distribution lines sustainment work;

•	lower volume of fleet and work equipment purchases; and

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects; partially offset by

•	higher volume of work on new connections and upgrades due to increased demand.

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at September 30, 2017:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date

Development Projects:
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$73 million	$46 million
Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$267 million	$216 million
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2021	$157 million	$6 million
Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	To be determined	To be determined	—

Sustainment Projects:
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$100 million
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$103 million	$79 million
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	$93 million	$46 million
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	$95 million	$38 million

Future Capital Investments

Following is a summary of estimated capital investments by Hydro One over the years 2017 to 2021. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. These estimates differ from the prior year disclosures for 2017 and 2018 transmission capital investments, representing annual decreases of $126 million for 2017 and $122 million for 2018. These decreases reflect the OEB's focus on planning practices and the pacing of Sustainment capital investments, specifically, tower coating, stations, and insulator investments, as indicated in the OEB's 2017-2018 transmission rates decision issued in September 2017. The projections and the timing of 2019-2021 expenditures are subject to approval by the OEB.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

The following table summarizes Hydro One’s annual projected capital investments for 2017 to 2021, by business segment:

(millions of dollars)	2017	2018	2019	2020	2021
Transmission	960	1,010	1,217	1,278	1,486
Distribution	648	647	771	735	749
Total capital investments	1,608	1,657	1,988	2,013	2,235

The following table summarizes Hydro One’s annual projected capital investments for 2017 to 2021, by category:

(millions of dollars)	2017	2018	2019	2020	2021
Sustainment	1,089	1,103	1,219	1,327	1,546
Development	335	340	484	487	490
Other[1]	184	214	285	199	199
Total capital investments	1,608	1,657	1,988	2,013	2,235

[1]	“Other” capital expenditures consist of special projects, such as those relating to information technology.

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Cash provided by operating activities	432	535	1,157	1,187
Cash provided by financing activities	31	4	4	32
Cash used in investing activities	(380)	(412)	(1,119)	(1,180)
Increase in cash and cash equivalents	83	127	42	39

Cash provided by operating activities

Cash from Operating Activities decreased by $103 million during the third quarter of 2017 primarily due to lower net income and changes in accrual balances, partially offset by decreased energy-related receivables as a result of lower revenues in 2017 primarily reflecting lower commodity and global adjustment prices initiated by the Province of Ontario's (Province) Fair Hydro Plan and lower consumption reflecting mild weather.

Cash from Operating Activities decreased by $30 million year-to-date primarily due to factors noted above, as well as changes in regulatory variance and deferral accounts that impact revenue.

Cash provided by financing activities

Sources of cash

•	The Company did not issue long-term debt in the three or nine months ended September 30, 2017, compared to proceeds from the issuance of $1,350 million in the first quarter of 2016.

•
The Company received proceeds of $1,232 million and $2,810 million from the issuance of short-term notes in the three and nine months ended September 30, 2017, respectively, compared to $940 million and $2,435 million received in the three and nine months ended September 30, 2016, respectively,

Uses of cash

•
In the three and nine months ended September 30, 2017, the company made returns of stated capital of $129 million and $405 million, respectively, compared to returns of stated capital of $129 million and $480 million made in the three and nine months ended September 30, 2016, respectively.

•
The Company repaid $1,053 million and $2,385 million of short-term notes in the three and nine months ended September 30, 2017, respectively, compared to $770 million and $2,808 million repaid in the three and nine months ended September 30, 2016, respectively.

•	The Company repaid $1 million of long-term debt in the three and nine months ended September 30, 2017, compared to long-term debt of $450 million repaid in the first quarter of 2016.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Cash used in investing activities

Uses of cash

•	Capital expenditures were $32 million and $75 million lower in the third quarter and year-to-date 2017, respectively, primarily due to lower volume and timing of capital investment work.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At September 30, 2017, Hydro One had $894 million in commercial paper borrowings outstanding, compared to $469 million outstanding at December 31, 2016. In addition, Hydro One has revolving bank credit facilities totalling $2.3 billion maturing in 2022. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At September 30, 2017, the Company’s long-term debt in the principal amount of $10,670 million included $10,523 million of long-term debt, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program, and long-term debt in the principal amount of $147 million held by Hydro One Sault Ste. Marie. At September 30, 2017, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 was $3.5 billion, with $1.2 billion remaining available for issuance until January 2018. The long-term debt consists of notes and debentures that mature between 2017 and 2064, and at September 30, 2017, had an average term to maturity of approximately 15.1 years and a weighted average coupon rate of 4.3%.

At September 30, 2017, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

On July 19, 2017, Standard & Poor’s Rating Services and Moody's Investors Service revised their outlooks on the Company to negative from stable, while affirming the existing debt ratings.

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

September 30, 2017	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(millions of dollars)
Contractual obligations (due by year)
Long-term debt – principal repayments	10,670	602	2,134	1,106	6,828
Long-term debt – interest payments	7,831	442	811	725	5,853
Short-term notes payable	894	894	—	—	—
Pension contributions[1]	172	75	97	—	—
Environmental and asset retirement obligations	223	26	54	69	74
Outsourcing agreements	247	118	118	9	2
Operating lease commitments	33	10	16	5	2
Long-term software/meter agreement	61	17	34	7	3
Total contractual obligations	20,131	2,184	3,264	1,921	12,762

Other commercial commitments (by year of expiry)
Credit facilities[2]	2,300	—	—	2,300	—
Letters of credit[3]	165	165	—	—	—
Guarantees[4]	325	325	—	—	—
Total other commercial commitments	2,790	490	—	2,300	—

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2017, 2018 and 2019 minimum pension contributions are based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings.

[2]	In June 2017, the maturity date of Hydro One's $2.3 billion credit facilities was extended from June 2021 to June 2022.

[3]
Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, an $8 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[4]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Year(s)	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
Hydro One Sault Ste. Marie	2017	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power Distribution Corporation	n/a	Acquisition	OEB decision pending
1    In October 2017, the Company filed a Motion to Review and Vary the OEB's decision and filed an appeal with the Divisional Court of Ontario.

The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2017	8.78% (A)	$10,523 million	Approved in September 2017	Filed in October 2017
	2018	8.78% (F)	$11,148 million	Approved in September 2017	To be filed in 2017 Q4

B2M LP	2017	8.78% (A)	$509 million	Approved in December 2015	Approved in June 2017
	2018	8.78% (F)	$502 million	Approved in December 2015	To be filed in 2017 Q4
	2019	8.78% (F)	$496 million	Approved in December 2015	To be filed in 2018 Q4

Hydro One Sault Ste. Marie	2017	9.19% (F)	$218 million	Approved in September 2017	n/a

Distribution
Hydro One Networks	2017	8.78% (A)	$7,190 million	Approved in March 2015	Approved in December 2016
	2018	8.78% (F)	$7,672 million	Filed in March 2017[1]	To be filed in 2018 Q3
	2019	8.78% (F)	$8,050 million	Filed in March 2017[1]	To be filed in 2018 Q4
	2020	8.78% (F)	$8,478 million	Filed in March 2017[1]	To be filed in 2019 Q4
	2021	8.78% (F)	$9,037 million	Filed in March 2017[1]	To be filed in 2020 Q4
	2022	8.78% (F)	$9,437 million	Filed in March 2017[1]	To be filed in 2021 Q4
1    On June 7, 2017, Hydro One Networks filed an update to the application reflecting recent financial results and other adjustments.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

Electricity Rates Applications

Hydro One Networks - Transmission

On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks Inc.'s (Hydro One Networks) 2017 and 2018 transmission rates revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, in OM&A expenses related to compensation by $15 million for each year, and in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the OEB's decision.

In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax to the Ontario Electricity Financial Corporation (OEFC) Regime to the Federal Tax Regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with ratepayers by reducing the amount of cash taxes approved for recovery in Hydro One Networks' 2017-2018 transmission rates. On November 9, 2017, the OEB issued a Decision and Order that modified the portion of the tax savings that should be shared with ratepayers. This proposed methodology would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same methodology for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an impairment of Hydro One Networks' distribution deferred income tax regulatory asset of up to approximately $370 million.

In October 2017, the Company filed a Motion to Review and Vary the Decision (Motion) and filed an appeal with the Divisional Court of Ontario (Appeal). The Motion seeks allocation of the full amount of future tax savings from the Deferred Tax Asset of $2,595 million to shareholders; a recovery of $5 million in 2018 for allowance for funds used during construction relating to the Niagara Reinforcement Project; and the recovery of approximately $1 million related to costs for the Ombudsman’s Office. With respect to the Deferred Tax Assets, in both the Motion and Appeal, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The outcome of the Motion to Review and Vary as well as the Appeal are uncertain. If the decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million.

Hydro One Networks - Distribution

On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application). The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. Management expects that a decision will be received in 2018.

B2M LP

On June 8, 2017, the OEB approved B2M LP's Rate Order reflecting 2017 transmission revenue requirement of $34 million, effective January 1, 2017, and as such, Hydro One is not required to file a Draft Rate Order for 2017.

Hydro One Sault Ste. Marie

On September 28, 2017, the OEB issued its Decision and Order on Hydro One Sault Ste. Marie’s 2017 transmission rates application, denying the requested revenue requirement for 2017. Hydro One Sault Ste. Marie’s 2016 approved revenue requirement of $41 million will remain in effect for 2017.

Hydro One Remote Communities Inc.

On August 28, 2017, Hydro One Remote Communities Inc. filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. Hydro One Remote Communities Inc. is fully financed by debt and is operated as a break-even entity with no ROE.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

MAAD Applications

Orillia Power MAAD Application

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power). The acquisition is subject to regulatory approval by the OEB. On July 27, 2017, the OEB issued a Procedural Order No.6 (Procedural Order) in the matter of Hydro One’s MAAD application to acquire Orillia Power. The Procedural Order stated that the OEB has decided to delay a decision on the Orillia Power MAAD application until Hydro One defends its cost allocation proposal in the 2018-2022 Distribution Application hearing to determine if the Orillia Power acquisition is likely to cause harm to any of its current customers. Because of the timetable of the 2018-2022 Distribution Application hearing, and the time it will take to receive a decision in that hearing, the effect of the Procedural Order will be to delay the Orillia Power MAAD application decision by as much as 18 months or more. On August 14, 2017, Hydro One filed a Motion to Review and Vary the Procedural Order requesting the OEB to allow the Orillia Power MAAD application to proceed immediately in the ordinary course. On October 24, 2017, the OEB issued a Procedural Order in response to Hydro One’s Motion to Review and Vary, with key dates for filing additional materials on the Motion, hearing date, and filing of reply submissions.

Other Applications

East-West Tie

In 2013, NextBridge Infrastructure, a partnership between NextEra Energy Canada, Enbridge Inc., and Borealis Infrastructure was designated by the OEB to complete the development work for the East-West Tie Line Project, a 230 kV, 400 km transmission line connecting Hydro One’s Wawa and Lakehead transmission stations. This project is necessary to ensure the reliability of electricity supply in Northwestern Ontario, and was included as a priority project in the Province’s 2010 Long-Term Energy Plan. On July 31, 2017, Hydro One filed a Leave to Construct application with the OEB to perform station upgrades to its Wawa and Lakehead transmission stations (East-West Tie Station Expansion), necessary to support the East-West Tie Line Project.

On September 22, 2017, Hydro One filed with the OEB a Letter of Intent indicating that it plans to file a Leave to Construct application to construct the East-West Tie Line Project.

Other Regulatory Developments

Fair Hydro Plan and First Nations Rate Assistance Program

In March 2017, Ontario’s Minister of Energy announced the Fair Hydro Plan, which included changes to the Global Adjustment, the Rural or Remote Electricity Rate Protection (RRRP) program, the introduction of the First Nations Rate Assistance program, and improving the allocation of delivery charges across the rural and urban geographies of the province. Hydro One worked collaboratively with the OEB on the First Nations Rate Assistance program, and was a key stakeholder in providing solutions that address both the Global Adjustment and RRRP elements. The Fair Hydro Plan and First Nations Rate Assistance Program came into effect on July 1, 2017 and resulted in a reduction of approximately 25% on electricity bills for typical Ontario residential customers. The Province also launched a new Affordability Fund aimed at assisting electricity customers who cannot qualify for low-income conservation programs. Additional enhancements were also made to the existing Ontario Electricity Support Program (OESP).

Hydro One customers saw the full benefits of the Fair Hydro Plan for all electricity consumed after July 1, 2017. A typical rural residential customer using 750 kWh per month will see savings on their monthly bills of 31% on average, or approximately $600 annually. These changes did not have an impact on the net income of the Company.

Hydro One continues to work with First Nations customers living on reserves to help ensure the required applications are submitted to receive the benefits associated with the First Nations Rate Assistance Program, and to receive the credit on the delivery charge.

OEB Pension and Other Post-Employment Benefits Costs

On September 14, 2017, the OEB issued its final report, Regulatory Treatment of Pension and Other Post-employment Benefits (OPEBs) Costs (Report), that establishes the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. The Report also provides for the establishment of a variance account, effective January 1, 2018, to track the difference between the forecasted accrual amount in rates and actual cash payments made, with asymmetric carrying charges in favour of ratepayers applied to the differential.

Hydro One currently reports and recovers its pension expense on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers, including a higher cost recovered through rates, more volatility relating to the ability to predict the effect on rates, and the pension offset (cumulative difference between the cash and accrual basis which is $900 million as at December 31, 2016) having to be recovered in rates on an accelerated basis. As the Report establishes that a basis other than the accrual accounting method may be acceptable if resulting in just and reasonable rates, Hydro One believes that the cash basis treatment of pension costs would continue to be supportable.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

OTHER DEVELOPMENTS

Pension Plan

In May 2017, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2016. Based on this valuation and projected levels of pensionable earnings, the estimated total employer annual pension contributions for 2017, 2018 and 2019 are approximately $88 million, $71 million and $71 million, respectively. The estimated 2017 annual employer contributions have decreased by approximately $17 million from $105 million based on improvements in the funded status of the plan and future actuarial assumptions, and also reflect the impact of changes implemented by management to improve the balance between employee and Company contributions to the Pension Plan.

Collective Agreements

On April 7, 2017, Hydro One reached an agreement with the Canadian Union of Skilled Workers (CUSW) for a renewal of the collective agreement. The agreement is for a five-year term, covering May 1, 2017 to April 30, 2022. The agreement was ratified by the CUSW and the Hydro One Board of Directors in May 2017.

Hydro One has agreements with Inergi LP (Inergi) for the provision of back office and IT outsourcing services, including settlements, source to pay services, pay operations services, information technology and finance and accounting services, expiring on December 31, 2019, and for the provision of customer service operations outsourcing services expiring on February 28, 2018. Hydro One is currently in the process of insourcing the customer service operations services and will not be renewing the existing agreement for these services with Inergi. Agreements have been reached with The Society of Energy Professionals and the Power Workers’ Union to facilitate the insourcing of these services effective March 1, 2018.

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Net cash from operating activities	432	535	1,157	1,187
Changes in non-cash balances related to operations	(19)	(104)	45	(31)
Distributions to noncontrolling interest	(1)	(3)	(4)	(7)
FFO	412	428	1,198	1,149

Revenues, net of purchased power

Revenues, net of purchased power is defined as revenues less purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Revenues	1,511	1,693	4,518	4,898
Less: Purchased power	675	870	2,213	2,569
Revenues, net of purchased power	836	823	2,305	2,329

Three months ended September 30			Nine months ended September 30
(millions of dollars)	2017	2016	2017	2016
Distribution revenues	1,040	1,249	3,317	3,687
Less: Purchased power	675	870	2,213	2,569
Distribution revenues, net of purchased power	365	379	1,104	1,118

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

FFO and Revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 49.9% ownership at September 30, 2017. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), OEFC, the OEB, and Hydro One Telecom Inc. (Hydro One Telecom) are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc., and subsequent to the acquisition by Alectra Inc., is no longer a related party to Hydro One. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2017 and 2016:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2017	2016	2017	2016
IESO	Power purchased	276	460	1,169	1,505
	Revenues for transmission services	390	434	1,124	1,185
	Amounts related to electricity rebates	181	—	321	—
	Distribution revenues related to rural rate protection	61	31	185	94
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	24	24
	Funding received related to Conservation and Demand Management programs	18	15	44	39

OPG	Power purchased	2	1	7	4
	Revenues related to provision of construction and equipment maintenance services	—	2	1	3
	Costs expensed related to the purchase of services	—	—	1	1

OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1

OEB	OEB fees	2	2	6	9

Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	—	—	—	2

Hydro One Limited	Return of stated capital	129	129	405	480
	Dividends paid	5	—	11	2
	Stock-based compensation costs	6	7	18	18

Hydro One Telecom	Service received - costs expensed	6	6	18	19
	Service received - costs capitalized	—	3	—	9
	Revenues for services provided	1	—	2	—

RISK FACTORS

Risk associated with change in Hydro One Limited capital structure

A change in the capital structure of Hydro One Limited could cause credit rating agencies which rate the outstanding debt obligations of Hydro One to re-evaluate and potentially downgrade their current credit ratings, which could increase the Company’s borrowing costs.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the Company’s 2016 annual MD&A.

Together, disclosure controls and procedures and internal control over financial reporting make up the systems that provide internal control over reporting and disclosure. These systems include policies and procedures designed to enable the reliability and timeliness of information disclosed by the Company. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

The role of Chief Financial Officer was vacated effective May 19, 2017. Responsibilities of the Chief Financial Officer have been temporarily assigned to other senior finance executives with full oversight provided by the Chief Executive Officer. This model is expected to remain in place until a new Chief Financial Officer is appointed. There have been no other significant changes in the design of the Company’s internal control over financial reporting during the nine months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.

Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

NEW ACCOUNTING PRONOUNCEMENTS

The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2017-12	August 2017
Amendments will better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.
			January 1, 2019	Under assessment
2017-09	May 2017	Changes to the terms or conditions of a share-based payment award will require an entity to apply modified accounting unless the modified award meets all conditions stipulated in this ASU.	January 1, 2018	Under assessment
2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
			January 1, 2018	Under assessment
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05 2017-10 2017-13	May 2014 – September 2017
ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 and 2017 that simplify transition and provide clarity on certain aspects of the new standard.
January 1, 2018
Hydro One has completed the review of its regulated distribution and transmission revenue streams and has concluded that there will be no significant impact to these revenue streams upon adoption. The Company continues its assessment of all other revenue streams and expects to be completed during the fourth quarter of 2017. The Company is on track for implementation of this standard by the effective date.

2016-02	February 2016
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected timing; the Company’s liquidity and capital resources and operational requirements; the standby credit facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB; the Motion and the Appeal; collective

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016 agreements; Inergi outsourcing and customer service operations arrangements; future pension contributions, valuations and expected impacts; impacts of OEB treatment of pension and OPEBs costs; credit ratings; non-GAAP measures; internal control over financial reporting and disclosure; the Fair Hydro Plan and First Nations Rate Assistance Program, including expected outcomes and impacts; recent accounting-related guidance; and the Company’s acquisitions, including Orillia Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2016 MD&A.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2017 and 2016

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and the Company’s website at www.HydroOne.com/Investors.

16